Mail Stop 4561

January 10, 2008

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

> **Re: Arbor Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-32136**

Dear Mr. Elenio:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief